AGP and Company, Inc.
                          551 Fifth Avenue, Suite 1501
                            New York, New York 10176
                    Phone: (212) 986-3131 Fax: (212) 986-3737

February 26, 1997

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Attn:  Mark Webb

                                                      RE:  AGP and Company, Inc.
                                                           File No. 0-18373

Dear Mr. Webb:

     On February 5, 1997 we filed a Preliminary Proxy Statement for AGP and Company, Inc. on Schedule 14A. Included in the filing was an audited report for TMC Group, Inc. for the year ended December 1994.

     We have been requested by Shapiro, Weiss and Company to inform you that the report was used without the knowledge and consent of the auditors and without its independent verification.

     At this point in time the matter is moot as your office has informed us that the document fails in numerous respects to comply with the Securities and Exchange Act of 1934, the rules and regulations thereunder, and the requirements of Schedule 14A. We hereby request the withdrawal of said filing.

     Thank you for your consideration.

                                                         Sincerely,

                                                         /s/  Douglas E. Castle

                                                         Douglas E. Castle
                                                         Chief Executive Officer